Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

February 24, 2006	Release 06-06

EUROZINC TO HOLD FOURTH QUARTER RESULTS

 CONFERENCE CALL

Vancouver, B.C. --- EuroZinc Mining Corporation (the “Company”) will release the Company’s Fourth Quarter 2005 Financials prior to the opening of trading on Thursday, March 2, and hold an investor conference call to discuss the financial results at 11:00 AM Pacific Standard Time (2:00 PM Eastern Standard Time). Colin K. Benner, Vice-Chairman and Chief Executive Officer will host the call with A.J Ali, Executive Vice President and Chief Financial Officer, Ron Ewing, Executive Vice President of Corporate Affairs and Garnet Dawson, Vice President of Exploration.

To participate in the conference call please dial, toll free in North America 1-866-322-8798, or 416 640-3407 within the Toronto area or internationally. Alternatively, a live audio webcast of the conference call will be available on EuroZinc’s website (www.eurozinc.com).

Replays of the conference call will be available for four days after the call, toll free at 1-888-562-2825 or 402 220-7740 for international participants (Passcode: 5879867).The webcast will also be archived on the EuroZinc website.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman and CEO	Executive Vice President	Manager, Investor Relations
(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com